November 23, 2005

Via Facsimile (202) 772-9202 and EDGAR

Ms. Donna Di Silvio
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:    American Beverage Company - AmBev.
        Form 20-F for the fiscal year ended December 31, 2004.
      File No. 001-15194

Dear Ms. Di Silvio:

This letter responds to your letter dated October 27, 2005 in connection with the above file. For your convenience, your comment from the above letter has been reproduced below, followed by the response to such comment. Capitalized terms used but not defined herein shall have the same meaning assigned to them in our letter of October 21, 2005.

Financial Statements

Note 24. Summary of Principal Differences between Brazilian GAAP and US GAAP page F-58

(v)	Business combinations, page F-60

1.
We note your response to comment 7 in our letter dated September 12, 2005. Please explain why the substantive participating rights of FAHZ under the AmBev Shareholders’ Agreement were determinative in identifying AmBev as the accounting acquirer under SFAS 141. Please address each of the basic factors in paragraph 17 of SFAS 141 in your response. In addressing each factor, state the number of board members each enterprise has the ability to appoint, state the relative voting rights and economic interest of each enterprise, and identify the enterprise whose senior management dominates the senior management of the combined enterprise. Clarify how your consideration of all these factors, including the substantive participating rights, resulted in your determination that AmBev was the accounting acquirer. Also, please tell us what consideration you gave to EITF 90-13 in accounting for the acquisition.

As disclosed in our Annual Report on Form 20-F for 2004, on March 3, 2004 Companhia de Bebidas das Américas - AmBev (“AmBev” or the “Company”) entered into an agreement pursuant to which it agreed to acquire a 100% interest in Labatt Brewing Company Ltd. (“Labatt”), then a wholly owned subsidiary of InBev S.A./N.V. (formerly Interbrew S.A./N.V.), in exchange for newly issued AmBev common and preferred shares. This transaction, together with the acquisition by InBev of a majority of the voting interest in AmBev (collectively, the “InBev-AmBev transactions”), were consummated on August 27, 2004.

The Company considered SFAS 141, paragraph 17, EITF 90-13 and EITF 96-16 in its analysis of the InBev-AmBev transactions to determine the appropriate accounting for its acquisition of Labatt. This analysis was necessary to determine the applicability of EITF 90-13, Accounting for Simultaneous Common Control Mergers to such acquisition in order to conclude as to the appropriate accounting by AmBev of the share exchange transaction whereby Labatt became a wholly-owned indirect subsidiary of AmBev.

Based on this analysis, the Company concluded that although InBev had acquired as a result of the InBev-AmBev transactions a 68.6% voting interest and a 49.8% economic interest in AmBev, the AmBev Shareholders’ Agreement, dated July 1, 1999, as amended, granted FAHZ the Substantive Participating Rights described in our response to item 7 in our letter dated October 21, 2005. In view of the Substantive Participating Rights, FAHZ, in accordance with EITF 96-16, effectively participates in significant decisions with respect to the business of AmBev.

Consequently, the Company concluded that a step-up of AmBev’s assets and liabilities in accordance with EITF 90-13 was not appropriate. Rather, the Company concluded that it acquired 100% of the capital stock of Labatt and the assets and liabilities of Labatt should be stepped-up in accordance with SFAS 141 purchase accounting requirements.

Consideration of Paragraph 17 of SFAS 141

(a) Relative voting rights in the combined entity after the combination.

After the InBev-AmBev transactions, AmBev acquired 100% of the voting rights in Labatt, and InBev 68.6% of the voting rights in AmBev. In addition, FAHZ held, at the time of the transaction, 16.1% of the voting rights in AmBev, and the remainder of such voting rights was held by the public. As mentioned above, FAHZ’s voting shares in AmBev are subject to the AmBev Shareholders’ Agreement, which grants Substantive Participating Rights to FAHZ, allowing FAHZ to effectively participate in significant decisions with respect to the ordinary course of business of AmBev.

(b) The existence of a large minority voting interest in the combined entity when no other owner or organized group has a significant voting interest.

This item is not applicable, given the fact that InBev (through the InBev Holding Companies, as defined below) and FAHZ are parties to the AmBev Shareholders’ Agreement referred to above and jointly held, at the time of the consummation of the InBev-AmBev transactions, 84.7% of the voting interest in AmBev.

(c) The composition of the governing body of the combined entity.

The Board of Directors of AmBev is comprised of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years and reelection being permitted. The FAHZ has the right to appoint up to four directors and their respective alternates to the Boards of Directors. Interbrew International B.V. and AmBrew S.A. (together, the “InBev Holding Companies”) have the right to appoint members and its alternates to the Boards of Directors of AmBev and its subsidiaries, in a number proportionate to the number of members appointed by the FAHZ. Such proportion is based on the ratio between the FAHZ’s holdings and the participation of the InBev Holding Companies in the voting capital of AmBev. Each of FAHZ and the InBev Holding Companies may remove a director that it has appointed to the Board of Directors of AmBev or its subsidiaries, and each also has the right to appoint the respective replacement or a new alternate.

Currently, the Board of Directors of AmBev has 9 regular members, five of which appointed by the InBev Holding Companies and four appointed by FAHZ, as well as 2 alternates appointed by the InBev Holding Companies.

Pursuant to the AmBev Shareholders’ Agreement, the Board of Directors of AmBev has two Co-chairmen, one appointed by FAHZ and the other appointed by the InBev Holding Companies.

The Board of Directors of Labatt is comprised of four members elected by Labatt ApS, a wholly owned subsidiary of AmBev.

(d) The composition of the senior management of the combined entity.

AmBev’s senior management is comprised of the Board of Directors, elected by the shareholders of the Company in the manner described in the preceding item, as well as of the executive officers, who are appointed by the Board of Directors.

As mentioned in the preceding item, the Board of Directors of AmBev has two Co-chairmen, one appointed by FAHZ and the other appointed by the InBev Holding Companies.

Pursuant to the AmBev Shareholders’ Agreement, the election of the Chief Executive Officer for Latin America and the Chief Executive Officer for North America requires the joint approval of FAHZ and the InBev Holding Companies. The remainder of the executive officers of AmBev is appointed by the majority of the members of its Board of Directors.

Labatt’s senior management is elected by the Board of Directors of Labatt (other than Labatt’s Directors, which are elected by Labatt ApS, as mentioned above).

(e) The terms of the exchange of the equity securities.

This item is not applicable as Labatt’s shares were not traded on a public exchange.

Consideration of EITF 90-13

In determining the appropriate accounting treatment for the transaction the Company considered EITF 90-13, Accounting for Simultaneous Common Control Mergers.

The transaction contemplated in EITF 90-13 involves “an entity (Parent) that obtains control by ownership or otherwise of another entity (Target). Almost simultaneously, as part of an integrated planned transaction, Target issues additional shares to Parent in exchange for Parent’s interest in a subsidiary (Subsidiary). Parent, Target, and Subsidiary are substantive operating entities.”

Based on the Substantive Participating Rights of FAHZ in AmBev (the Target), it was concluded that the facts of the InBev-AmBev transactions did not match the type of transaction described in EITF 90-13.

In reaching this conclusion, the Company referred to the Current Issues and Rulemaking Projects - Guidance about Accounting Rules - Reverse Acquisitions, as documented in Accounting Research Manager, which states, “the Staff believes the “partial step-up” methodology of EITF 90-13 applies only in the particular facts and circumstances specified in that consensus.” Since the facts of the InBev-AmBev transactions were different from those described in EITF 90-13, we did not apply the provisions of that consensus.

As discussed above and in accordance with our response to comment 7 in our letter of October 21, 2005, we believe that the Substantive Participating Rights under the AmBev Shareholders’ Agreement granted FAHZ the right to effectively participate in decisions that occur as part of the ordinary course of AmBev’s business and are significant factors in directing and carrying out the activities of AmBev’s business.

In summary, although InBev received the majority of the voting shares in AmBev, EITF 90-13 was deemed not to be applicable because the AmBev Shareholders’ Agreement continues to provide FAHZ with Substantive Participating Rights. Consequently, the Company concluded that step-up of the assets and liabilities of Labatt was appropriate.

Please note that attached hereto as Exhibit A is the written acknowledgement requested by the Staff.

Please contact João Maurício Giffoni de Castro Neves at (5511) 2122-1428 if you would like to discuss our response to the letter dated October 27, 2005.

Very truly yours,

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ Luiz Fernando Ziegler de Saint Edmond

Name:	Luiz Fernando Ziegler de Saint Edmond
Title:	Chief Executive Officer for Latin America

By:	/s/ João Maurício Giffoni de Castro Neves

Name:	João Maurício Giffoni de Castro Neves
Title:	Chief Financial Officer

Copies to:

- Michael Moran, Branch Chief, U.S. Securities and Exchange Commission

- David Mercado, Cravath, Swaine & Moore LLP

- Edward Ruiz, Deloitte Touche Tohmatsu, São Paulo office

Exhibit A

The undersigned (the "Company") hereby acknowledges that in connection with the Form 20-F/A filed on July 1, 2005, as amended by its Amendment No. 1, filed by the Company on August 3, 2005 (File No. 001-15194):

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”)

•	comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

By:	/s/ João Maurício Giffoni de Castro Neves
	Name:	João Maurício Giffoni de Castro Neves
	Title:	Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani
	Name:	Pedro de Abreu Mariani
	Title:	General Counsel